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President of Sales and Operations at ROI Marketplace Co-Founder, SimpleFund - #1 Fundraising Mobile App

Buffalo/Niagara, New York Area

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ROI Marketplace

State University of New York at Buffalo

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500+ connections

ROI Marketplace is a premium performance based digital marketing agency. Our data driven advanced marketing platform affords clients the ability to focus on their business needs, while we drive leads and sales attribution. If you want more leads or product sales driven through digital advertising, then ROI ...

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Activity

1,805 followers

Thanks Red Bull for including SimpleFund - Mobile Fundraising in your list of 6 Great Social Enterprise Apps for Android! https://lnkd.in/de7Kc8c #startups #fundraising

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Experience

President of Sales and Operations

ROI Marketplace

Apr 2016 – Present · 2 yrs 7 mos

Buffalo/Niagara, New York Area

ROI Marketplace is a professional internet marketing company based in Buffalo, NY. A performance driven digital agency offering clients the best services to help attract the right customers, convert leads and grow small to medium sized businesses.

SimpleFund

Co-Founder

SimpleFund

Apr 2016 – Present · 2 yrs 7 mos

United States

SimpleFund (http://getsimplefund.com) is a state of the are mobile fundraising application designed to help users raise money for their favorite charity, PTO/PTA, sports team or any nonprofit without spending a dime

Townsquare Ignite

Regional Digital Sales Director

Townsquare Ignite

Nov 2016 – Sep 2017 · 11 mos
Buffalo/Niagara, New York Area

Director of Ad Sales

Adblade.com

2013 – Feb 2016 · 3 yrs
United States

Managed sales of Adblade native/display ad network to direct response advertisers, brands and large digital publishers across the United States.

Adblade is a premium ad network, enabling advertisers to reach over 500 million u... See more

Vice President of Sales

Pulse 360

2010 – 2013 · 3 yrs
Buffalo, NY

Managed Sales and Client Services department for the Pulse 360 Display Ad Network. Developed and taught new techniques/processes involved in closing new accounts, creating new advertising campaigns, managing/optimizing successful ad campaigns and nurturing lasting relationships between sales and online advertising clients. Managed strate... See more

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Education

State University of New York at Buffalo

State University of New York Empire State College
BS, Business Administration

Skills & Endorsements

Lead Generation · 72

Endorsed by **Kevin Brody and 6 others who are highly skilled at this**

Endorsed by **4 of Michael's colleagues at Adblade**

Online Advertising · 68

Endorsed by **Christopher Butlin and 16 others who are highly skilled at this**

Endorsed by **3 of Michael's colleagues at Adblade**

PPC · 49

Endorsed by **Kevin Brody, who is highly skilled at this**

Endorsed by **2 of Michael's colleagues at Adblade**

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